UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

AMENDMENT NO. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Insignia Systems, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $.01 par value per share

(Title of Class of Securities)

45765Y105

(CUSIP Number of Class of Securities)

Glen P. Dall

President and Chief Executive Officer

Insignia Systems, Inc.

8799 Brooklyn Blvd

Minneapolis, Minnesota 55445

763-392-6200

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

W. Morgan Burns

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,000,000	$1,637

* The transaction valuation is estimated solely for purposes of determining the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the maximum dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

** Previously paid. The amount of the filing fee equals $136.40 per million dollars of the transaction valuation.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,637	Filing Party: Insignia Systems, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 18, 2013

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) and the Offer to Purchase dated July 18, 2013 filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”), originally filed with the Securities and Exchange Commission by Insignia Systems, Inc., a Minnesota corporation (the “Company”) on July 18, 2013, in connection with the Company’s offer to purchase shares of its common stock, par value $0.01, at a price not greater than $2.35 nor less than $2.15 per share, for an aggregate purchase price of up to $12 million, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal.

Only those items that are being amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Original Schedule TO and the Offer to Purchase remains unchanged, and this Amendment does not modify any of the information previously reported on the Original Schedule TO. You should read this Amendment together with the Original Schedule TO, the Offer to Purchase, and the other materials filed as exhibits to the Original Schedule TO.

Item 4.                                                         Terms of the Transaction.

Item 4(a) of the Original Schedule TO is amended and supplemented as follows:

In the section of the Offer to Purchase captioned “7. Conditions of the Offer,” item (o) is hereby amended and restated as follows:

(o)                                 legislation amending the Code (as defined herein), has been passed by either the U.S. House of Representatives or the Senate or becomes pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which would be to change the U.S. federal income tax consequences of the consummation of the Offer in any manner that, in our reasonable judgment, would adversely affect us or any of our affiliates; or

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGNIA SYSTEMS, INC.

Date: July 31, 2013	By:	/s/ John C. Gonsior
John C. Gonsior
Vice President, Finance and CFO

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